

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 19, 2016

Via E-mail
Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meager & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116

Re: Gabelli Go-Anywhere Trust (the "Fund")
             File Numbers: 333-208675; 811-23035

Dear Mr. Burdon:

We have reviewed the registration statement on Form N-2 for the Fund, filed on December 21, 2015. The filing was made for the purpose of registering Common Shares and Series A Cumulative Callable and Puttable Preferred Shares ("Series A Preferred Shares") of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions used in the registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction described in the Registration Statement.

4. Inasmuch as the Fund may enter into various derivative transactions, please clarify what types of derivative instruments the Fund may invest in and the purpose of each type of derivative investment. In this regard, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate

Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Prospectus Cover Page

5. In footnote 4 to the table describing the public offering, the prospectus states that "[t]he Fund will pay offering expenses of the Fund (other than the sales load) of up to $0.04 per common share, *which may include a reimbursement of the Adviser's expenses incurred in connection with this offering.*" [Emphasis added.] Please clarify that this reimbursement does not apply to offering expenses in excess of $0.04 per common share, which, according to the first sentence of the footnote, are the responsibility of the Adviser. Please also include such clarifying disclosure in the "Summary of Fund Expenses" section (footnote 2 to the Shareholder Transaction Expenses table).

Prospectus Summary/Investment Objective and Policies (pp. 1-3)

6. If there is expected to be any subprime exposure with respect to the Fund's investments in REITs, please disclose it here and include corresponding risk disclosure in the discussion of "Risk Factors" at pp. 11 and 45 of the prospectus.

7. Please disclose the expected average duration of the Fund's investments in debt securities.

8. The Fund discloses, under the caption "Other Policies" (p.3), that during temporary defensive periods the fund may invest in, among other things, "shares of other investment companies that invest primarily in securities of the type in which the Fund may invest directly." Please explain to us how such investments are consistent with a temporary defensive position. Alternatively, delete this language.

9. We note that the Fund may engage in credit default swaps. Please confirm that when the Fund writes credit default swaps, it will cover the position by segregating assets equal to the full notional amount of the swap.

Prospectus Summary/Leverage (p. 4)

10. Please review your discussion of leverage risk here and in the discussions of "Leveraging" at p. 26 and "Leverage Risk" beginning at p. 56 of the prospectus, to ensure it includes the appropriate material risks, including the risk that the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so as, for example, at the time of the Fifth Anniversary Tender Offer. Please also add cover page disclosure of this risk.

Prospectus Summary/Summary of Series A Preferred Share Terms (p. 5)

11. This section states that during Year 1 the Fund will pay distributions at an annualized rate of 8.00% based on the liquidation preference of Series A Preferred Shares. Please explain to us how the Board determined the initial distribution rate to be appropriate.

Prospectus Summary/Distributions and Dividends (p. 7)

12. The penultimate sentence of the first paragraph of this section states that "all or a portion of the quarterly distribution may be a return of capital, which may have the effect of increasing the Fund's leverage." Please explain in plain English how return of capital may result in increasing the amount of the Fund's leverage. Please also explain the tax effects of return of capital (*e.g*, that return of capital may result in higher capital gains tax upon sale of an investor's shares).

Prospectus Summary/Tender Offer Risk (p. 10)

13. This section states that if the Board determined to liquidate the Fund, the Fund may choose to hold its remaining assets in a liquidating trust or other similar vehicle. Please disclose whether such a vehicle would remain a registered investment company.

Summary of Fund Expenses (pp. 17-18)

14. At footnote 2 to the Shareholder Transaction Expenses table, please briefly explain the term "structuring fee" or, alternatively, please include a cross-reference to the discussion of this fee in the "Underwriters" section at p. 64 of the prospectus.

15. Please discuss the types of "sales incentive fees" that may be paid to the Underwriters, as referenced in footnote 2 to the Shareholder Transaction Expenses table, in more detail in the "Underwriters" section of the prospectus.

16. In footnote 5, please indicate that Acquired Fund Fees and Expenses are estimated for the current fiscal year.

17. *Expense example (p. 18):*

a. Please confirm supplementally that the estimated offering expenses included in the example do not include any amounts paid by the Adviser.

b. The paragraph following the expense example provides hypothetical estimated expenses had Acquired Fund Fees and Expenses ("AFFE") and the distributions on Series A Preferred Shares not been included in the example. Please remove this paragraph, as the Fund (a) has identified investment in other closed end funds as a principal strategy and (b) is not permitted to call any of the Series A Preferred Shares for a period of at least five years. Therefore, exclusion of AFFE and/or distributions on Series A Preferred Shares is not appropriate.

Risks Related to the Fund's Investment in Portfolio Funds

18. *Risks of Regulatory Limits (p. 48):* In the second paragraph, please explain supplementally the circumstances under which the Fund may determine that it is not relying on Section 12(d)(1)(F) of the 1940 Act (*e.g.*, in reliance on an exemptive order or otherwise).

SAI/Management of the Fund

19. Please review this section and update information concerning directors to reflect data available as of the end of the most recently completed calendar year. (*See, e.g.*, the tables on pp. S-24 and S-28 of the SAI.)

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office